Exhibit 99.1

NOTICE TO THE MARKET

Gerdau Announces Agreement to Acquire TAMCO

Gerdau S.A. (Bovespa: GGBR, NYSE: GGB, Latibex: XGGB) announces that its wholly-owned subsidiary, Gerdau Ameristeel, has entered into a definitive agreement with Ameron International, Tokyo Steel and Mitsui & Co. (U.S.A.), Inc. to acquire all the issued and outstanding shares of TAMCO, a California corporation.

TAMCO is a mini-mill steel producer of reinforcing steel bar and is one of the largest rebar mills in the Western U.S. with annual capacity of approximately 500,000 tonnes. Based in Rancho Cucamonga, California, TAMCO is the only steel producer of long products in that state and serves markets primarily in California, Arizona and Nevada.

Subject to certain closing adjustments, the purchase price for TAMCO is approximately US$ 165 million in cash. The transaction, which is subject to satisfactory completion of antitrust and applicable regulatory reviews and other customary closing conditions, is expected to close in the fourth quarter of 2010.

According to Andre B. Gerdau Johannpeter, President and CEO of Gerdau S.A, “TAMCO will expand Gerdau’s network of mini-mills in North America, increasing our geographical footprint into the Western U.S. and our capability to serve the civil construction market in that region”.

Rio de Janeiro, September 15th, 2010.

Osvaldo Burgos Schirmer

Executive Vice-President and

Investor Relations Officer